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                              December 21, 2021

       Joe Beery
       Chief Executive Officer
       LunaDNA, LLC
       10070 Mesa Rim Road
       San Diego, California 92121

                                                        Re: LunaDNA, LLC
                                                            Offering Statement
on Form 1-A
                                                            Filed December 2,
2021
                                                            File No. 024-11735

       Dear Mr. Beery:

              We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Form 1-A

       Part I
       Item 4. Summary Information, page i

   1. You state your intention to offer 30,000,000 shares and also note that no securities of this class are outstanding
in Item 4 of Part I. Elsewhere, you disclose that you have 368,392 shares outstanding,
including in Item 1 of Part I and on page 5 of your offering circular in
                                                        Part II. You also refer
to the 714,285,714 shares that were qualified with your offering statement in 2018 on
pages F-10 and F-23 of your offering circular. Please reconcile, delete, or revise these
amounts as appropriate.
       Part II
       Cover Page, page 1

   2. Revise the cover page of your offering circular to specify the amount of unsold securities
 Joe Beery
FirstName
LunaDNA,LastNameJoe    Beery
           LLC
Comapany21,
December  NameLunaDNA,
              2021        LLC
December
Page 2    21, 2021 Page 2
FirstName LastName
         previously qualified and covered by your earlier offering statement that is to be included in your new offering statement. Refer to the fifth sentence of Rule 251(d)(3)(i)(F) of
         Regulation A.
Summary of Information in Offering Circular, page 6

3. You disclose that if you sell the entire offering you are qualifying, 30,368,392 shares will be issued and outstanding. However, you also state that you have an additional 454,258 shares earned but not yet issued in addition to the 368,392 shares outstanding as of
         November 30, 2021. Reconcile the maximum number of shares listed as outstanding after you complete your offering with the number of shares you disclose as earned but unissued. Please also clarify how you define shares that are "earned but not yet issued"
         and your anticipated timeline for issuing these shares in light of your disclosure on page
         23 of your offering circular that you aim to validate Member Data within 24 hours and you issue shares immediately upon completion of your acceptance procedure, which is normally within 24 hours after receiving a completed subscription agreement.
Compensation of Our Manager, page 42

4. Revise the disclosures in your filing that may be outdated given that your initial offering statement was qualified in 2018. We note, by way of example only, that your definition of
         "Organizational Expenses" contemplates only post-qualification amendments or supplements to your "initial" offering statement.
Redemption Rights, page 55

5. Your disclosure here and in the form of Subscription Agreement indicate that the company can unilaterally "redeem (i.e., cancel)" shares if a member chooses to revoke consent to the use of the shared data. Revise the disclosure to highlight, if true, that the
         "redemption" or "cancellation" will be made for no consideration to the member. Your disclosure should distinguish this from traditional redemption rights, where a member would receive consideration (such as the purchase price with any accrued but unpaid dividends) in connection with a forced redemption. Also, in your response letter, please provide us with the legal basis for this redemption provision.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.
 Joe Beery
LunaDNA, LLC
December 21, 2021
Page 3

      Please contact Patrick Faller, Staff Attorney, at (202) 551-4438 or Joshua Shainess, Legal
Branch Chief, at (202) 551-7951 with any questions.



                                                           Sincerely,
FirstName LastNameJoe Beery
                                                           Division of
Corporation Finance
Comapany NameLunaDNA, LLC
                                                           Office of Technology
December 21, 2021 Page 3
cc:       John Tishler
FirstName LastName